SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summary of the payment notice of the second installment of interests related to the Company’s Series II Convertible Notes in a principal amount of US$150,000,000, due 2020.

IRSA Inversiones y Representaciones S.A. Series II Convertible Notes in a principal amount of US$ 150,000,000, Due 2020

The Company informs that on July 20, 2011, will start the payment to the holders of the second installment of interests related to the Series II Convertible Notes issued on July 20, 2010.

Payment Agent:	The Bank of New York Mellon.

Payment date:	July 20, 2011

Payment hours:	From 9 am to 6 pm

Installment number:	Second installment of interests

Period comprised by the payment:	January 20, 2011/ July 20, 2011

Concept of payment:	Interests (100%)

Payment currency:	United States Dollars

Capital Outstanding:	US$150,000,000

Annual Nominal Interest:	11.50%

Amount of interests being paid:	US$ 8,625,000.00

The interests will be paid to the noteholders who were registered, with the Register Agent, as holder of the Convertible Notes, on July 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: July 13, 2011